September 17, 2018

Ramy El-Batrawi
Chief Executive Officer
YayYo, Inc.
433 No. Camden Drive, Suite 600
Beverly Hills, California 90210

       Re: YayYo, Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed September 5, 2018
           File No. 333-224549

Dear Mr. El-Batrawi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2018 letter.

Amendment No. 5 to Form S-1

Summary of the Offering, page 6

1. We note your revised disclosure indicating that "until the Company's common stock is approved for listing on the Nasdaq Capital Market, neither the Company nor any underwriter shall accept any funds from investors." Please confirm that you plan to obtain listing approval from Nasdaq prior to the requested effectiveness date of your registration statement. To the extent your anticipated effectiveness date will precede receipt of listing approval, please provide your analysis of whether the offering will be a delayed offering under Rule 415 of the Securities Act of 1933, and if so, how you believe you are eligible
 Ramy El-Batrawi
YayYo, Inc.
September 17, 2018
Page 2
         to conduct a delayed offering consistent with Rule 415.
        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Katherine Wray, Staff Attorney, at (202) 551-3483 with any other questions.



                                                             Sincerely,
FirstName LastNameRamy El-Batrawi
                                                             Division of
Corporation Finance
Comapany NameYayYo, Inc.
                                                             Office of
Information Technologies
September 17, 2018 Page 2                                    and Services
FirstName LastName